NEWS RELEASE

Canarc Updates NI 43-101 Preliminary Economic Assessment Report, Improves Project Economics for the New Polaris Gold Mine Project, BC

Vancouver, Canada – January 6, 2010 - Canarc Resource Corp. (CCM: TSX and CRCUF: OTC-BB) announces that an updated NI 43-101 preliminary economic assessment report (“PEA”) by Moose Mountain Technical Services (Moose Mountain”) on the New Polaris gold mine project in northwestern British Columbia has significantly improved the estimated project economics for an 80,000 oz per year gold mine.

In the new base case preliminary economic model, higher gold prices appear to have a significant positive impact on the New Polaris gold mine project economics. Using new base case parameters for the gold price ($US 900 per oz), $CA /$US exchange rate (0.95) and cash costs (US$383 per oz), the updated Moose Mountain PEA generates a discounted (5%) after-tax Net Present Value (“NPV”) of CA$68.6 million with an after-tax Internal Rate of Return (“IRR”) of 25.8% and a 2.7 year pay-back period.

Click here to listen to Chairman and CEO Bradford Cooke’s video commentary on this release: http://canarc.net/news/index.php?content_id=261

On a pre-tax basis, the undiscounted life-of-mine cash flow totals $153.6 million with a 32.0% IRR and a 2.6 year pay-back period.  Given the conceptual nature of the PEA, there is no certainty that the preliminary economic assessment will be realized.  However, Moose Mountain concludes that “the base case mine model for New Polaris has the potential for positive results and therefore further work is recommended to optimize the project and complete a feasibility study.”

Moose Mountain was retained by Canarc in 2007 to complete a PEA on New Polaris, the results were disclosed in a news release dated August 20, 2007 and their report was filed on SEDAR on October 4, 2007.  A revised economic analysis for New Polaris incorporating a higher gold price, lower $CA/$US exchange rate and new off-site treatment terms was disclosed in a news release dated January 7, 2009.  In November, 2009, the British Columbia Securities Commission (“BCSC”) notified Canarc that their review of both the 2007 Moose Mountain report and the 2009 Canarc news release identified issues of non-compliance with NI 43-101.  Today’s news release and the updated NI 43-101 preliminary economic assessment report by Moose Mountain were prepared at the request of the BCSC.

The base case mine model is summarized below:

Scheduled Resources	806,000 tonnes measured and indicated grading 13.2 gpt Au (after dilution) and 944,000 tonnes inferred grading 11.9 gpt Au (after dilution) and a 9 gpt cutoff
Production Rate	600 tonnes per day
Grade	12.5 grams per tonne (diluted 20%)
Recoveries	91% gold into concentrate
Output	80,000 oz gold per year
Mine life	8 years

The updated preliminary economic parameters are as follows:
Gold Price	US$ 900 per oz
Exchange Rate	US$ 0.95 = CA$ 1.00
Capital Cost	CA$90.5 million
Cash Cost	US$ 383 per oz (excluding off-sites)

Cash Flow (LoM)	Pre-Tax After-Tax CA $153.6 million CA$103.6 million
NPV (5%)	CA$104.9 million CA$ 68.6 million
NPV (8%)	CA$ 83.2 million CA$ 52.9 million
NPV (10%)	CA$ 71.0 million CA$ 44.1 million

Pre-Tax After Tax
Internal Rate of Return	32.0% 25.8%
Payback Period	2.6 years 2.7 years

The New Polaris gold mine project is located in northwestern British Columbia about 100 kilometres (“km”) south of Atlin, BC and 60 km northeast of Juneau, Alaska.  There is no road access at present to the property but year-round access is available via light aircraft from either Juneau or Atlin to a 400 metre (“m”) airstrip on the property, and summer access is possible via shallow draft barge from Juneau.

The property consists of 61 contiguous Crown-granted mineral claims and one modified grid claim covering 2,100 acres.  All claims are 100% owned and held by New Polaris Gold Mines Ltd., a wholly owned subsidiary of Canarc, subject to a 15% net profit interest held by Rembrandt Gold Mines Ltd. that can be reduced to a 10% net profit interest.

The deposit is an early Tertiary, mesothermal gold mineralized vein system occupying shear zones cross-cutting late Paleozoic andesitic volcanic rocks.  It was mined by underground methods from 1938 to 1942, and from 1946 to early 1951, producing approximately 245,000 oz gold from 740,000 tonnes of ore at an average grade of 10.3 gpt gold based on a historic cutoff grade of around 4.5 gpt gold.  Three main veins (“AB, C and Y”) were mined to a maximum depth of 150 m and have been traced by drilling for up to 1000 m along strike by up to 800 m down dip, still open for expansion.

The gold is refractory and occurs dominantly in finely disseminated arsenopyrite within the stock-work veins and altered wall-rocks.  The next most abundant mineral is pyrite, followed by minor stibnite and a trace of sphalerite.  Individual mineralized zones range up to 250 m in length and up to 14 m in width but mineralized widths more commonly average around 2 to 5 m.

Canarc explored the “C” vein system between 1988 and 1997, and carried out infill drilling in 2003 through 2006, to better define the continuity and grade of the vein systems.  The total New Polaris database consists of 1,056 diamond drill holes with a total of 31,514 sample intervals.  An NI 43-101 resource estimate by Giroux Consultants Ltd. dated March 14, 2007 was based on ordinary kriging of 192 recent drill holes and 1,432 gold assay intervals constrained within four main mineralized zones.

Using a 9 gram per tonne (gpt) gold cutoff grade, the measured in-situ resource totaled 173,000 tonnes grading 14.4 gpt gold and the indicated in-situ resource totaled 696,000 tonnes grading 15.1 gpt gold for a total of 870,000 tonnes measured and indicated grading 15.0 gpt gold, containing 419,000 oz gold.  An additional inferred in-situ resource was estimated at 1,149,000 tonnes grading 14.1 gpt gold containing 519,000 oz gold.

This preliminary economic assessment is based on resources, not reserves, and a portion of the modeled resources in the mine plan are in the inferred resource category. Given the inherent uncertainties of resources, especially inferred resources compared to reserves, the New Polaris gold mine project cannot yet be considered to have proven economic viability.  However, the mine plan only takes into account approximately 75% of the total estimated resources at a 9 gpt cut-off grade.

The Net Present Values are life of mine net cash flows shown at various discount rates.  The Internal Rates of Return assume 100% equity financing.  Cash costs include all site-related costs to produce a gold-sulphide concentrate but offsite costs for concentrate transportation and processing were treated as deductions against sales. The preferred processing alternative entails reducing the ore to a bulk gold-sulphide concentrate and shipping the concentrate to existing autoclave facilities in Nevada for the production of dore gold bars.

The project economics are most sensitive to variations in the gold price and least sensitive to changes in capital and operating costs, as shown by the following sensitivity analysis:

New Polaris AFTER-TAX CASH FLOW SENSITIVITY ANALYSIS
Description of Sensitivity	NPV (5%)	NPV (8%)	NPV (10%)
	CAD (000)	CAD (000)	CAD (000)

Gold $US700/oz -22%	$ 6,898	($ 1,333)	($ 5,883)
Gold $US800/oz -11%	$ 37,961	$ 26,072	$ 19,431
Base Case $US900/oz	$ 68,625	$ 52,934	$ 44,132
Gold $US1000/oz +11%	$ 99,136	$ 79,582	$ 68,590
Gold $US1100/oz +22%	$ 129,516	$ 106,044	$ 92,831

Grade -10%	$ 41,041	$ 28,778	$ 21,924
Grade -5%	$ 54,895	$ 40,942	$ 33,126
Base Case Grade 12.5 gpt	$ 68,625	$ 52,934	$ 44,132
Grade +5%	$ 82,355	$ 64,925	$ 55,138
Grade +10%	$ 96,085	$ 76,917	$ 66,144

Capital Cost -10%	$ 73,625	$ 57,917	$ 49,093
Capital Cost -5%	$ 71,125	$ 55,425	$ 46,613
Base Case $90M Capital	$ 68,625	$ 52,934	$ 44,132
Capital Cost +5%	$ 66,125	$ 50,442	$ 41,652
Capital Cost +10%	$ 63,625	$ 47,951	$ 39,172

Operating Cost -10%	$ 80,415	$ 63,261	$ 53,360
Operating Cost -5%	$ 74,520	$ 58,097	$ 48,881
Base Case	$ 68,625	$ 52,934	$ 44,132
Operating Cost +5%	$ 62,730	$ 47,770	$ 39,383
Operating Cost +10%	$ 56,835	$ 42,606	$ 34,634

Exchange rate $0.85 -10%	$ 97,327	$ 78,013	$ 67,156
Exchange rate $0.90 -5%	$ 82,184	$ 64,781	$ 55,009
Base Case $0.95	$ 68,625	$ 52,934	$ 44,132
Exchange rate $1.00 +5%	$ 56,414	$ 42,264	$ 34,337
Exchange rate $1.05 +10%	$ 45,276	$ 32,488	$ 25,336

The Qualified Person (“QP”) pursuant to NI 43-101 for the updated preliminary economic assessment report is Jim Gray, P. Eng.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on seeking a partner to advance its New Polaris gold mine project in north-western British Columbia to the feasibility stage and on acquiring attractive new gold exploration and mining projects in North America.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.

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Certain statements contained herein constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward-looking statements" involve known and unknown risks and uncertainties, as discussed in the Company's filings with Canadian and United States securities agencies.  The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law. We seek safe harbour.